Exhibit 99.2

CORPBANCA AND SUBSIDIARIES

As of January 31, 2009

The following interim financial information of CorpBanca as of January 31, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4,836,986
Total assets	5,914,028

Current accounts and demand deposits	356,295
Time deposits and savings accounts	3,350,195
Borrowings from financial institutions	500,994
Debt issued	749,604

Equity	501,451

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	28,331
Provisions for loan losses	(9,197)
Operating expenses	(14,181)

Operating income	4,953
Income attributable to investments in other companies	3

Income before taxes	4,956
Income taxes	(744)
Net income for the period	4,212

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer